Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

The following presentation was posted on Steelcase Inc.’s website on August 4, 2025.

HNI to Acquire Steelcase – Investor Briefing AUGUST 4, 2025

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities. Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC. These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results. All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. 2

Disclaimer No offer or solicitation This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, Steelcase, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.Steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication). PARTICIPANTS IN THE SOLICITATION HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.” 3

Today’s Presenters Jeff Lorenger Sara Armbruster VP Berger Chairman, President, Executive Vice President President and CEO and CEO and CFO Together… …our talented teams will serve more customers in more places, leveraging a broad range of innovative solutions with operational excellence to deliver a truly better buying experience 4

Agenda Strategic Merits Steelcase at a Glance Transaction Overview Benefits of the Transaction Financial Benefits Conclusion 5

Strategic Merits of this Combination Complementary Portfolios and Dealer Networks Enable Better 1 Service to More Customers Across Diverse Industry Segments Complementary Capabilities – Innovation and Operational 2 Excellence Accelerate Delivery of More Advanced Solutions Strong Financial Resources to Accelerate Digital 3 Transformation, Customer-Centric Buying Experience, and Development of Long-Term Operational Enhancements 4 Highly Synergistic Combination 5 Accelerates Strategic Framework Focused on Driving Long-Term Profitable Growth 6

Steelcase at a Glance Key Statistics Revenue Breakdown $3.2B 22% TTM1 Revenue International $3.2B $266M TTM1 Revenue TTM1 Adjusted EBITDA2 78% Americas 11,300 Verticals within Steelcase Americas3 Employees 14% 15 Large Corporate Manufacturing facilities globally Small-Med. Bus. 36% Education $2.5B 17% Healthcare TTM1 Revenue 80 Consumer Government 9% Countries served worldwide 14% Owned Dealers & Designtex 9% 2% Note: 1 TTM as of 05/30/2025; 2 Adjusted EBITDA defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation, restructuring costs (benefits), gains (losses) on the sale of land, net of variable compensation impacts, and gains (losses) on pension plan settlements; 3 Represents customer mix for Steelcase’s FY 2025 7

Steelcase Portfolio 8

HNI

Steelcase

Transaction Highlights

Consideration

- HNI is acquiring Steelcase for $7.20 in cash and 0.2192 shares of HNI stock for each share of Steelcase common stock, implying 61% stock and 39% cash consideration for the offer
- Total implied per share consideration of $18.30 based on HNI's closing share price on Friday, August 1, 2025
- Total consideration to Steelcase common shareholders of approximately $2.2B
- Implied valuation multiple at transaction close[1] projected to be 5.8x TTM[2] Adjusted ("Adj.") EBITDA, inclusive of total estimated run-rate cost synergies of $120M

Ownership & Governance

- Steelcase shareholders will own approximately 36% of the combined company and HNI shareholders will own approximately 64%
- Post-closing, HNI's Board of Directors will expand to include two of Steelcase's current independent Board members

Financing

- J.P. Morgan and Wells Fargo have provided $1.1B of committed debt financing via a 364-day Senior Unsecured Bridge Facility to cover the cash consideration of the purchase price[3]
- Net leverage expected to return to pre-acquisition levels within 18-24 months
- At closing, the company expects to have $1.7B in secured credit facilities in place with net debt to EBITDA leverage expected to be 2.1x in accordance with the company's credit agreement[4]
- Modest leverage at closing provides flexibility to support future growth

Financial Benefits

- The combination is expected to be highly accretive to non-GAAP earnings per share beginning in 2027
- Total run-rate cost synergies of $120M when fully mature
- TTM[5] pro forma revenue of approximately $5.8B and Adj. EBITDA[6] of $745M, inclusive of total estimated cost synergies
- Potential sales growth from highly complementary brand positions and product portfolios

Conditions / Timing

- Subject to the receipt of required regulatory clearances, approval by HNI and Steelcase shareholders, and the satisfaction of other customary closing conditions
- Expected to close by end of calendar year 2025

Note: [1] Assumes transaction close at 12/31/25 with $21 million of net debt; equity consideration is at time of announcement; [2] TTM as of 05/30/2025; [3] No amendments required to HNI's existing credit facilities in connection with this transaction given modest pro forma leverage; [4] Includes EBITDA add-backs, which encompass two-year look-forward run-rate synergies, as defined within the HNI credit agreement; [5] TTM as of 06/28/2025 for HNI and as of 05/30/2025 for Steelcase; [6] Adjusted EBITDA for HNI defined as Non-GAAP Operating Income (as reported in Forms 8-K), depreciation and amortization, and stock-based compensation expense. Adjusted EBITDA for Steelcase defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") adjusted to exclude share-based compensation, restructuring costs (benefits), gains (losses) on the sale of land, net of variable compensation impacts, and gains (losses) on pension plan settlements

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Complementary Operational Footprint Expanded Coverage Increased Dealer Enhanced Distribution Across US MSAs1 Coverage Center Network Workplace Furnishings Manufacturing Centers (9) Workplace Furnishings Distribution Centers (7) Manufacturing Centers (7) Note: Locations outside of North America not shown Distribution Centers (6) Note: 1 Metropolitan Statistical Areas 10

Value Creation Through Synergies • $120M of expected run-rate cost synergies Cost Synergies • Synergies arising from procurement savings, logistics optimization, and improved efficiency 30% Breakdown Freight & Identified and anticipated of Run-Rate Delivery, SG&A opportunities within COGS and OpEx will contribute Cost 70% significantly to overall Synergies Cost of EBITDA margins Goods Sold Revenue • Complementary brand and product portfolios provide longer-term revenue growth opportunities from enhanced dealer network and Opportunities addressable market coverage 11

Successful Track Record of Executing Mission-Critical Integration Playbook Leveraging playbook that resulted in outperformance of initial integration plan Key Tenets of Playbook Synergy Targets Exceeded Initial Estimates Synergy Estimate from Kimball 1 Cultural and strategic alignment Breakdown Acquisition (current view) Operating Expenses $20M 2 Identify opportunities that Cost of Goods Sold $40M transform the company’s performance long-term Total $60M Post-Kimball Acquisition Debt Paydown Execute and deliver 3 measurable synergies 2.3x 4 Accelerate capabilities and 1.0x development, and expand product / service mix 5 Strong cash flow generation At close of Kimball As of Q4 20242 and balance sheet flexibility acquisition1 —Q3 2023 Source: SEC Fillings; HNI investor materials; 1 Expected pro forma closing net leverage (inclusive of synergies) stated at time of transaction announcement (on 03/08/2023); 12 2 Net leverage

Robust Cash Flow Generation Significant Cash Flow1 Generation Commitment to Flexible Financial Policy Cash flow drivers: • Organic growth • Invest in opportunities that generate • Working capital efficiencies strong returns • Disciplined capital spending • Cost synergies $ in millions • Opportunistically repurchase shares $345 2 $92 • Return to pre-acquisition net leverage $181 levels within 18-24 months $253 $72 • Strong balance sheet to withstand TTM TTM Pro Forma macro uncertainties TTM Note: TTM as of 06/28/2025 for HNI and 05/30/2025 for Steelcase; 1 Cash Flow defined as TTM cash flow from operating activities less net capital expenditures; 2 $120M of run-rate cost synergies tax-effected at 23.5% tax rate 13

Summary Projected Pro Forma Financial Profile Pro Forma TTM Figures1 Run-Rate Cost Synergies Sales $2.6B $3.2B—$5.8B Adjusted EBITDA2 $359M $266M $120M $745M Free Cash 3,4 $181M $72M $92M $345M Flow Free Cash Flow 5 3 $3.86 $0.59—$4.68 Per Share Note: TTM as of 06/28/2025 for HNI and 05/30/2025 for Steelcase; 1 Pro forma figures include $120M of run-rate cost synergies; 2 Adjusted EBITDA for HNI defined as Non-GAAP Operating Income (as reported in Forms 8-K), depreciation and amortization, and stock-based compensation expense. Adjusted EBITDA for Steelcase defined as earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted to exclude share-based compensation, restructuring costs (benefits), gains (losses) on the sale of land, net of variable compensation impacts, and gains (losses) on pension plan settlements; 3 Free Cash Flow defined as TTM cash flow from operating activities less net capital expenditures; 4 Synergies tax-effected at a 23.5% tax rate; 5 Calculated based on estimated pro forma, fully diluted share count at close 14

Steelcase